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                           May 5, 2020

       Anders M. Tomson
       President and Chief Executive Officer
       CHEMUNG FINANCIAL CORP
       One Chemung Canal Plaza
       Elmira, New York 14901

                                                        Re: CHEMUNG FINANCIAL
CORP
                                                            Registration
Statement on Form S-3
                                                            Filed April 27,
2020
                                                            File No. 333-237854

       Dear Mr. Tomson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Livingston at 202-551-3448 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance
       cc:                                              Benjamin M. Azoff